Exhibit 99.7

Medline Selects NICE to Implement Sales Compensation,
Territory and Quota Management

NICE’s Sales Performance Management (SPM) cloud-based solution to manage planning and execution of sales compensation for over 1,600 direct sales representatives across the United States

Hoboken, N.J., January 16, 2019 – NICE (Nasdaq: NICE) today announced that Medline has selected NICE’s cloud-based Sales Performance Management (SPM) solution to handle territory, quota and sales compensation planning and management for more than 1,600 direct sales representatives selling 550,000+ medical devices and support services. The NICE SPM unified solution for Medline will include NICE Territory & Quota Management (TQM) and NICE Incentive Compensation Management (ICM).

Medline chose NICE SPM because it delivers a unified, natively integrated, planning-to-execution solution, which encompasses territories, quotas, compensation, reporting and forecasting. Key factors in choosing NICE SPM were its ability to handle the performance requirements of high transaction volume, the flexibility to handle complex business rules and the capability to accommodate frequent changes.

“NICE listened to what was important to us to resolve our current pain points and also support our future direction and growth,” said Paul Dudzik, SVP of Sales Operations at Medline. “Just as we do in our work to power healthcare performance, NICE is building working relationships with our whole team and proving to be a dedicated partner for our business success.”

"We are pleased that Medline chose our SPM solution to handle their territory management, quota management and sales compensation needs as a unified solution," said Barry Cooper, President of the Enterprise Group for NICE. "It is a testament to our solution's ability to provide a bridge between SPM planning and execution processes, while maintaining real-time performance and scalability and delivering a seamless user experience for a broad range of stakeholders in the enterprise.”

About NICE SPM
NICE Sales Performance Management (SPM) helps large organizations manage sales compensation to improve sales performance. NICE SPM handles complex incentive compensation management (ICM) needs, automates sales operation processes, manages territories and quotas, and delivers sales performance analytics. For more information, see http://www.nice.com/icm .

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.